     As filed with the Securities and Exchange Commission on June 27, 1996


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1996


                                       OR


              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                        Commission file number 1-4034


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Total Renal Care, Inc.
          Retirement Savings Plan


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

          Total Renal Care Holdings, Inc.
          21250 Hawthorne Boulevard, Suite 800
          Torrance, California  90503-5517


                             REQUIRED INFORMATION

          1. Financial statements filed as a part of this annual report: Report of Price Waterhouse LLP, independent auditors, Audited Statements of Net Assets Available for Benefits, With Fund Information as of December 31, 1996 and 1995, Audited Statements of Changes in Net Assets Available for Benefits, With Fund Information for the Years Ended December 31, 1996 and 1995, and Notes to Financial Statements for the Years Ended December 31, 1996 and 1995.

          2. Exhibit filed as a part of this annual report: Exhibit 23- Consent of Price Waterhouse LLP, independent auditors.

                                  SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    TOTAL RENAL CARE, INC.
                                    RETIREMENT SAVINGS PLAN



Date: June 26, 1997                 By:  /s/ Marie Ficarella
                                         ------------------------
                                         Marie Ficarella, Director
                                         of Human Resources and Designated
                                         Representative of the Plan
                                         Administrator

Total Renal Care,
Inc.
Retirement Savings
Plan
Financial Statements and
Additional Information
December 31, 1996 and 1995

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
INDEX
--------------------------------------------------------------------------------

                                                                                   Page
Financial Statements:

 Report of Independent Accountants                                                     1

 Statement of Net Assets Available for Benefits, with Fund Information               2-3

 Statement of Changes in Net Assets Available for Benefits, with Fund Information    4-5

 Notes to Financial Statements                                                      6-10

Additional Information:

 Schedule  I - Schedule of Assets Held for Investment Purposes                        11

 Schedule II - Schedule of Reportable Transactions                                    12

                        Report of Independent Accountants

June 6, 1997

To the Participants and Administrator of the Total Renal Care, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Total Renal Care, Inc. Retirement Savings Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the schedule of assets held for investment purposes and the schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The schedule of assets held for investment purposes, the schedule of reportable transactions and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------
                                                               December 31, 1996

                                                            Fund Information
                                                            ----------------

                                                                                Warburg          Total
                                                      Fidelity     Twentieth    Pincus         Renal Care
                                                       Advisor     Century      Advisor       Holdings, Inc.  Participant
                                        Guaranteed    Income &       Ultra    International      Common          Notes
                                        Long-Term      Growth      Investors     Equity           Stock       Receivable
                                          Fund          Fund         Fund         Fund            Fund           Fund      Total


Assets

Investments, at fair value
  CIGNA Guaranteed Long-Term Account    $4,975,398                                                                       $ 4,975,398

  CIGNA Fidelity Advisor Income &
   Growth Account                                   $1,833,288                                                             1,833,288

  CIGNA Twentieth Century Ultra
   Investors Account                                            $ 2,051,947                                                2,051,947

  CIGNA Warburg Pincus Advisor
   International Equity
    Account                                                                   $ 1,217,795                                  1,217,795

  Total Renal Care Holdings, Inc
   Common Stock Account                                                                       $ 528,113                      528,113

  Participant notes receivable                                                                                $ 527,999      527,999

Cash equivalents                            3,298        2,659        3,472         3,342         2,322                       15,093

                                                                                                                         -----------

Net assets available for benefits      $4,978,696   $1,835,947   $2,055,419    $1,221,137     $ 530,435       $ 527,999  $11,149,633

                                                                                                                         ===========

   The accompanying notes are an integral part of these financial statements.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------
                                                               December 31, 1995

                                                             Fund Information
                                                             ----------------

                                                                                Warburg
                                                      Fidelity     Twentieth    Pincus
                                                       Advisor     Century      Advisor        Participant
                                        Guaranteed    Income &       Ultra    International       Notes
                                        Long-Term      Growth      Investors     Equity        Receivable
                                          Fund          Fund         Fund         Fund            Fund      Total
Assets

Investments, at fair value
  CIGNA Guaranteed Long-Term Account  $3,139,341                                                           $3,139,341
  CIGNA Fidelity Advisor Income                    $1,283,229                                               1,283,229
   & Growth Account
  CIGNA Twentieth Century                                       $ 1,256,177                                 1,256,177
   Ultra Investors Account
  CIGNA Warburg Pincus Advisor                                                   $814,046                     814,046
   International Equity
    Account
  Participant notes receivable                                                                  $327,704      327,704
Employer contributions
 receivable                              185,447         1,871       10,338         2,344                     200,000
Employee contributions
 receivable                               34,767        20,239       18,234        12,727                      85,967
Cash equivalents                           7,018         4,533        2,856         1,829                      16,236
                                                                                                           ----------
Net assets available for benefits     $3,366,573    $1,309,872   $1,287,605      $830,946       $327,704   $7,122,700
                                                                                                           ==========

   The accompanying notes are an integral part of these financial statements.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------

                                                    Year Ended December 31, 1996

                                                                           Fund Information
                                                                           ----------------

                                                                                  Warburg        Total
                                                         Fidelity   Twentieth     Pincus       Renal Care
                                                         Advisor     Century      Advisor     Holdings, Inc.  Participant
                                         Guaranteed      Income &     Ultra    International     Common          Notes
                                         Long-Term        Growth    Investors     Equity          Stock       Receivable
                                         Fund              Fund        Fund        Fund           Fund           Fund        Total
Additions to net assets
 attributed to:
  Investment income
   Interest                             $   217,379                                                         $   41,860  $   259,239
   Net appreciation (depreciation) in
    fair value of investments                         $   134,608   $  202,639   $    87,975   $  (13,314)                  411,908
                                                                                                                        -----------
                                            217,379       134,608      202,639        87,975      (13,314)      41,860      671,147
                                                                                                                        -----------
  Contributions
   Employer                                      --            --           --            --           --                        --
   Employee                               1,165,083       653,862      891,961       421,955      132,367                 3,265,228
                                                                                                                        -----------
                                          1,165,083       653,862      891,961       421,955      132,367                 3,265,228
  Transfer from affiliated
   plan                                     664,476                                                                         664,476
                                                                                                                        -----------
Total additions                           2,046,938       788,470    1,094,600       509,930      119,053       41,860    4,600,851

Deductions from net assets
 attributed to:
  Benefit payments                          259,750        92,742      101,214        81,386           10                   535,102

  Transaction charge                          6,793         1,144          954           653          401                     9,945

  Participant notes
   receivable terminated
   due to withdrawal of
    participant                                                                                                 29,644       29,644
                                                                                                                        -----------

Total deductions                            266,543        93,886      102,168        82,039          411       29,644      574,691
Change in forfeiture
 reserve, net                                   773                                                                             773
                                                                                                                        -----------
Net increase prior to
 interfund transfers                      1,781,168       694,584      992,432       427,891      118,642       12,216    4,026,933
Interfund transfers, net                   (169,045)     (168,509)    (224,618)      (37,700)     411,793      188,079           --
                                                                                                                        -----------
Net increase                              1,612,123       526,075      767,814       390,191      530,435      200,295    4,026,933
Net assets available for
 benefits at beginning of
 year                                     3,366,573     1,309,872    1,287,605       830,946           --      327,704    7,122,700
                                                                                                                          ---------
Net assets available for
 benefits at end of year                $ 4,978,696   $ 1,835,947  $ 2,055,419   $ 1,221,137    $ 530,435  $   527,999  $11,149,633
                                                                                                                        ===========

   The accompanying notes are an integral part of these financial statements.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------

                                                    Year Ended December 31, 1995


                                                             Fund Information
                                                             ----------------

                                                                                  Warburg
                                               Fidelity         Twentieth         Pincus
                                                Advisor         Century           Advisor        Participant
                                 Guaranteed    Income &           Ultra         International       Notes
                                 Long-Term      Growth          Investors          Equity        Receivable
                                   Fund          Fund             Fund              Fund            Fund       Total
Additions to net assets
 attributed to:
  Investment income
   Interest                     $  122,405                                                       $  8,990   $  131,395
   Net appreciation in fair
    value of investments                      $   91,536       $  172,299       $   87,396                     351,231
                                                                                                            ----------
                                   122,405        91,536          172,299           87,396          8,990      482,626
                                                                                                            ----------
  Contributions
   Employer                        185,447         1,871           10,338            2,344                     200,000
   Employee                        766,317       369,433          282,204          233,133                   1,651,087
                                                                                                            ----------
                                   951,764       371,304          292,542          235,477                   1,851,087
  Transfer from affiliated
   plan                          2,439,878       832,185          591,603          585,615                   4,449,281

  Other                             (8,828)        1,832            4,284            3,845                       1,133
                                                                                                            ----------
Total additions                  3,505,219     1,296,857        1,060,728          912,333          8,990    6,784,127

Deductions from net assets
 attributed to:
  Benefit payments                 257,659        72,420           45,220           48,110                     423,409
  Transaction charge                 3,916         1,251              747              521                       6,435
  Participant notes
   receivable terminated
   due to withdrawal of
    participant                                                                                     2,030        2,030
                                                                                                            ----------
Total deductions                   261,575        73,671           45,967           48,631          2,030      431,874
                                                                                                            ----------
Net increase prior to
 interfund transfers             3,243,644     1,223,186        1,014,761          863,702          6,960    6,352,253
Interfund transfers, net          (246,693)     (103,676)         148,972         (119,347)       320,744            -
Transfer from merged plans         186,487       120,774           72,330           29,155                     408,746
                                                                                                            ----------
Net increase                     3,183,438     1,240,284        1,236,063          773,510        327,704    6,760,999
Net assets available for
 benefits at beginning of year     183,135        69,588           51,542           57,436              -      361,701
                                                                                                            ----------
Net assets available for
 benefits at end of year        $3,366,573    $1,309,872       $1,287,605       $  830,946       $327,704   $7,122,700
                                                                                                            ==========

The accompanying notes are an integral part of these financial statements.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.   Description of Plan

     The following description of the Total Renal Care, Inc. Retirement Savings Plan (the "Plan") sponsored by Total Renal Care Holdings, Inc. (the "Company") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan established effective October 1, 1994 and most recently amended August 23, 1996, retroactively effective March 1, 1996. Employees become eligible to participate upon completing one year of service with 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions

     Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. The Company may make a discretionary contribution in an amount to be determined by a resolution of the Company's Board of Directors.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent vested after two years of service, 60 percent vested after three years of service, 80 percent vested after four years of service and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's estate becomes 100 percent vested.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


     Investment Options

     Upon enrollment in the Plan, a participant may currently direct contributions among any of the following investment options:

     . Guaranteed Long-Term Fund - Funds are invested in the CIGNA Guaranteed Long-Term Account, which provides a guaranteed rate of return reset semiannually.

     . Fidelity Advisor Income & Growth Fund - Funds are invested solely in units of the CIGNA Fidelity Advisor Income & Growth Account, which in turn invests solely in shares of the Fidelity Advisor Income & Growth Fund.

     . Twentieth Century Ultra Investors Fund - Funds are invested solely in units of the CIGNA Twentieth Century Ultra Investors Account, which in turn invests solely in shares of the Twentieth Century Ultra Investors Fund.

     . Warburg Pincus Advisor International Equity Fund - Funds are invested solely in units of the CIGNA Warburg Pincus Advisor International Equity Account, which in turn invests solely in shares of the Warburg Pincus Advisor International Equity Fund, Inc.

     . Total Renal Care Holdings, Inc. Common Stock Fund - Funds are invested solely in shares of Total Renal Care Holdings, Inc. common stock.

   Participants may change their investment options at any time.

   Payment of Benefits

   On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, a distribution in the form of an annuity, or a combination of both. All distributions are subject to the applicable provisions of the Plan agreement.

   Participant Notes Receivable

   Participants may borrow up to the lesser of $50,000 or 50 percent of the vested portion of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company.

   Cash Equivalents

   Contributions received prior to year end awaiting investment in the appropriate investment option at December 31 are invested in the CIGNA Guaranteed Short-Term Account, which is recorded at fair value, and are included as cash equivalents within the fund in which units are subsequently purchased.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

2.   Summary of Accounting Policies

     Method of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Significant estimates used are discussed throughout the notes to financial statements.

     Investments

     Investments in pooled separate accounts (CIGNA Fidelity Advisor Income & Growth Account, CIGNA Twentieth Century Ultra Investors Account and CIGNA Warburg Pincus Advisor International Equity Account) are recorded at fair value, as determined by the unit value as reported by the Connecticut General Life Insurance Company ("CG Life"). During the year ended December 31, 1995, the Plan adopted the provisions of Statement of Position No. 94-4 ("SOP 94-4") "Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans" which requires that investments in non-fully benefit responsive investment contracts be reported at fair value. As a result of the adoption of SOP 94-4, the investment in the CIGNA Guaranteed Long-Term Account is recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. The Company stock is valued at its quoted market price.

     Contributions

     Employee contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings. Company contributions are recorded annually.

     Benefits

     Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

3.   Deposit With Insurance Company

     The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Long-Term Account. CG Life commingles the assets of this investment with other assets. For the Plan's investment in the CIGNA Guaranteed Long-Term Account, the Plan is credited with interest at the rate specified in the contract which was 6.05% and ranged from 6.50% to 6.15% for the years ended December 31, 1996 and 1995, respectively, net of asset charges. Effective January 1, 1996 CG Life restructured the interest crediting mechanism of the CIGNA Guaranteed Long-Term Account to allow the credited interest rate to be prospectively guaranteed for six months. As discussed in Note 2, the Guaranteed Long-Term Account is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

4.  Investments

    Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                             December 31,
                                                           1996         1995

   CIGNA Guaranteed Long-Term Account                   $4,975,398   $3,139,341
     interest rates, 6.05%; 6.15%
   CIGNA Fidelity Advisor Income & Growth Account        1,833,288    1,283,229
     units, 81,734; 61,605
   CIGNA Twentieth Century Ultra Investors Account       2,051,947    1,256,177
     units, 64,669; 44,688
   CIGNA Warburg Pincus Advisor International
     Equity Account                                      1,217,795      814,046
     units, 51,998; 38,164

5.   Participant Notes Receivable

     Under the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to the Participant Notes Receivable Fund. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (10.00% to 11.00% and 10.03% to 10.81% for the years ended December 31, 1996 and 1995, respectively).

6.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.   Income Taxes

     The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan's administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Nondiscrimination testing in accordance with the Internal Revenue Code was not completed for the 1996 plan year. Management is in process of performing the testing and appropriate steps will be taken so as to ensure the continued tax qualified status of the Plan.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

8.   Reconciliation of Plan Financial Statements to the Form 5500

     The Annual Return/Report of Employee Benefit Plan (the "Form 5500") is prepared on the modified cash basis. Accordingly, certain balances included on lines 31 and 32 of the Form 5500 differ from those included in these financial statements. Contributions on the statement of changes in net assets available for benefits differ from contributions on the Form 5500 by the amount of contributions accrued at December 31, 1995. The ending net asset balances are reconciled as follows:

                                                  December 31,
                                                     1995

    Net assets, per Form 5500                     $6,836,733
    Add:      Employer contributions receivable      200,000
              Employee contributions receivable       85,967
                                                  ----------
    Net assets, per financial statements          $7,122,700
                                                  ==========


9. Transfer from Affiliated Plan and Plan Mergers

   Certain assets were transferred to the Plan from Valley Dialysis Associates, formerly part of Valley Internal Medicine and from the NME Retirement Savings Plan during 1996 and 1995, respectively. In addition, effective July 1, 1995, certain participants of the Logan Square Dialysis Services, Inc. 401(k) Plan and Lincoln Park Nephrology Associates, S.C. 401(k) Plan were merged into the Plan.

10. Forfeitures

   The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $13,922 and $13,149 at December 31, 1996 and 1995, respectively, is included in the CIGNA Guaranteed Long-Term Account and is available to offset contributions or to pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement.

TOTAL RENAL CARE, INC.                                    ADDITIONAL INFORMATION
LINE 27a FORM 5500 - SCHEDULE OF ASSETS HELD FOR                      SCHEDULE I
INVESTMENT PURPOSES
DECEMBER 31, 1996
-------------------------------------------------------------------------------


 (a)                  (b)                                 (c)                           (d)               (e)
         Identity of issue, borrower,     Description of investment including           Cost            Current
           lessor, or similar party        maturity date, rate of interest,                               value
                                           collateral, par or maturity value
         Connecticut General Life        CIGNA Guaranteed Long-Term                $  4,975,398    $  4,975,398
*        Insurance Company               Account
                                         6.05%

         Connecticut General Life        CIGNA Fidelity Advisor Income &              1,660,807       1,833,288
*        Insurance Company               Growth Account
                                         $22.43/unit

         Connecticut General Life        CIGNA Twentieth Century                      1,780,600       2,051,947
*        Insurance Company               Ultra Investors Account
                                         $31.73/unit

         Connecticut General Life        CIGNA Warburg Pincus Advisor                 1,095,440       1,217,795
*        Insurance Company               International Equity Account
                                         $23.42/unit

         Connecticut General Life        CIGNA Total Renal Care Holdings,               535,138         528,113
*        Insurance Company               Inc. Common Stock Account
                                         $36.25/share

         Connecticut General Life        Cash Equivalents (CIGNA Guaranteed              15,093          15,093
*        Insurance Company               Short-Term
                                         Account)

*        Participant Notes Receivable    10.00% - 11.00%                                527,999         527,999



* Indicates an identified person known to be a party-in-interest to the Plan.

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

TOTAL RENAL CARE, INC.                                    ADDITIONAL INFORMATION
LINE 27d FORM 5500 - SCHEDULE OF                                     SCHEDULE II
REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------

       (a)                (b)               (c)         (d)            (e)          (f)        (g)              (h)          (i)
Identity of party      Description       Purchase     Selling         Lease       Expense      Cost           Current      Net gain
    involved            of asset          price        price          rental      incurred      of              value      or (loss)
                        (include                                                    with      asset        of asset on
                      interest rate                                              transaction                transaction
                      and maturity                                                                                 date
                         in case
                       of a loan)

Connecticut General     Purchases         $  2,245,306       N/A        N/A       N/A    $    2,245,306     $  2,245,306    -
Life Insurance          into CIGNA
Company                 Guaranteed
                        Long-Term
                        Account


Connecticut General     Sales from              N/A       $  627,401    N/A       N/A           627,401          627,401    -
Life Insurance          CIGNA
Company                 Guaranteed
                        Long-Term
                        Account


Connecticut General     Purchases              734,694       N/A        N/A       N/A           734,694          734,694    -
Life Insurance          into CIGNA
Company                 Fidelity
                        Advisor
                        Income &
                        Growth
                        Account


Connecticut General     Sales from              N/A          319,243    N/A       N/A                 *          319,243    *
Life Insurance          CIGNA
Company                 Fidelity
                        Advisor
                        Income &
                        Growth
                        Account


Connecticut General     Purchases            1,035,338       N/A        N/A       N/A         1,035,338        1,035,338    -
Life Insurance          into CIGNA
Company                 Twentieth
                        Century
                        Ultra
                        Investors
                        Account


Connecticut General     Sales from              N/A          442,207    N/A       N/A                 *          442,207    *
Life Insurance          CIGNA
Company                 Twentieth
                        Century
                        Ultra
                        Investors
                        Account


Connecticut General     Purchases              550,284       N/A        N/A       N/A           550,284          550,284    -
Life Insurance          into CIGNA
Company                 Warburg
                        Pincus
                        Advisor
                        International Equity
                        Account

Connecticut General     Sales from               N/A         234,510    N/A       N/A                 *          234,510    *
Life Insurance          CIGNA
Company                 Warburg
                        Pincus
                        Advisor
                        International Equity
                        Account

National Financial      Purchases              546,241       N/A        N/A       N/A           546,241          546,241    -
Services Corp.          into CIGNA
                        Total Renal
                        Care
                        Holdings,
                        Inc.
                        Common Stock
                        Account

National Financial      Sales from              N/A            4,814    N/A       N/A                 *            4,814    *
Services Corp.          CIGNA
                        Total Renal
                        Care
                        Holdings,
                        Inc.
                        Common Stock
                        Account



* Cost information is not currently available from the insurance company.

                                      12